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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION        SEC File Number
                             Washington, D.C. 20549                 001-03187

                                   FORM 12b-25                    CUSIP Number
                           NOTIFICATION OF LATE FILING                [ ]

(Check One): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
             [ ] Form N-SAR
         For Period Ended: December 31, 2001
         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR
         For the Transition Period Ended:

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                  Reliant Energy, Incorporated

Former Name if Applicable:                Houston Industries Incorporated

Address of Principal Executive Office
(Street and Number):                      1111 Louisiana

City, State and Zip Code:                 Houston, Texas 77002


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PART II - RULES 12b-25(b) AND (c)


[X] If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         On February 5, 2002, Reliant Energy, Incorporated (the "Company") announced that it would be restating its earnings for the second and third quarter of 2001, and that as a result of the restatement, it would be delaying the release of its fourth quarter and year 2001 earnings. The restatement related to a correction in the accounting treatment for a series of four structured transactions that were inappropriately accounted for as cash flow hedges for the period of May 2001 through September 2001, rather than as derivatives with changes in fair value recognized through the income statement. The Company's management, as well as its accounting and legal resources, were very involved in the restatement process through mid-March 2002, at which time the Company released its fourth quarter and year 2001 earnings. As part of the restatement, these resources were also focused on amending the Quarterly Reports on Form 10-Q for the quarters ended June 30, 2001 and September 30, 2001, as well as preparing and filing numerous reports with the Securities and Exchange Commission that were related to the restatement, rather than on preparing the Annual Report on Form 10-K for the year ended December 31, 2001 (the "Form 10-K"). For the reasons set forth herein, and because the attention of the relevant personnel that prepare the Form 10-K was diverted from that task, the Company is not able to timely file its Form 10-K without unreasonable or undue effort, expense or burden.


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PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Mary P. Ricciardello              (713)                   207-3000
               (Name)                   (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For a discussion of significant changes in the registrant's 2001 results of operations as compared to its 2000 results of operations, please read the registrant's Current Report on Form 8-K, which Report was filed with the Securities and Exchange Commission on March 15, 2002. The Form 8-K and exhibit
99.1 thereto are incorporated herein by reference.


                          Reliant Energy, Incorporated
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 1, 2002                      By: /s/ MARY P. RICCIARDELLO
                                              ----------------------------------
                                              Mary P. Ricciardello
                                              Senior Vice President and
                                              Chief Accounting Officer


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